June 16, 2005



Mail Stop 0308

Mr. Stephen R. Wright
Chief Executive Officer and Chief Financial Officer
Pro-Fac Cooperative, Inc.
350 Linden Oaks
P.O. Box 30682
Rochester, New York  14603-0682


      Re:	Pro-Fac Cooperative, Inc.
      	Form 10-K for Fiscal Year Ended June 26, 2004
      	Filed September 23, 2004
      	File No. 0-20539


Dear Mr. Wright:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for Fiscal Year Ended June 26, 2004

Financial Statements, page 25

Consolidated Statements of Operations, Allocation of Net
Income/(Loss) and Comprehensive Income (Loss), page 26

1. The amounts recorded in your financial statements as equity in income from Birds Eye Holdings, LLC are not easily determinable based on Birds Eye Holdings, LLC`s results of operations and your ownership interest. Please tell us and add a footnote to your future filings that explains how your equity in income from Birds Eye Holdings, LLC is determined in each period presented.

Note 1. Description of Business and Summary of Significant
Accounting
Policies, page 30

Revenue Recognition, page 35

2. Please tell us and disclose in future filings where in your Statements of Operations you reflect the net amounts retained for sales on behalf of your members to Birds Eye Foods and other customers subsequent to the Transaction. Also disclose how the amount retained is determined.

Item 9.A. Controls and Procedures, page 47

3. Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recently completed fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please represent to us that there were no changes in your internal control over financial reporting during your fourth fiscal quarter or amend your Form 10-K to disclose the changes. Also represent to us that there were no changes during the quarters ended September 25, 2004, December 25, 2004 and March 26, 2005 or amend the respective Form(s) 10-Q to disclose the changes. If there were no such changes, please provide the required disclosures in future filings.








Exhibit 31 Certification

4. Please confirm that the inclusion of your certifying officer`s title was not intended to limit the capacity in which such individual provided the certification. In the future, please eliminate reference to the titles in the introductory paragraph of the certifications to conform to the format provided in Item
601(b)(31)
of Regulation S-K.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






      You may contact Sondra Snyder at (202) 551-3332 or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3843 with any other questions.

      Sincerely,



      George F. Ohsiek, Jr.
      Branch Chief
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Mr. Stephen R. Wright
Pro-Fac Cooperative, Inc.
June 16, 2005
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